GREEN EARTH TECHNOLOGIES, INC.
7 West Cross Street
Hawthorne, NY 10532
December 5, 2014

Via Facsimile Transmission and Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn:           Pamela Long, Assistant Director
     Asia Timmons-Pierce, Staff Attorney

Re:      Green Earth Technologies, Inc.
Registration Statement on Form S-1
Filed October 31, 2014
File No. 333-199751

Dear Mesdames:

In connection with the proposed public offering by the Company of Company securities under the above referenced Registration Statement, the Company hereby requests, pursuant to Rule 461(a) under the Rules and Regulations promulgated under the Securities Act of 1933, as amended, that the Registration Statement become effective at 4:00 PM Eastern Time, on Monday, December 8, 2014, or as soon thereafter as practicable.

With respect to this request the Company acknowledges that:

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Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Green Earth Technologies, Inc.

By:	/s/ Greg D. Adams
Greg D. Adams
Chief Operating Officer and Chief Financial Officer